March 11, 2019

Reinis Kosins
President
Crucial Innovations, Corp.
Xibahe Beili 25
Beijing, China 100096

       Re: Crucial Innovations, Corp.
           Registration Statement on Form S-1
           Filed February 13, 2019
           File No. 333-229638

Dear Mr. Kosins:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 13, 2019

Cover Page

1. It appears that your company is a "shell company" as defined in Rule 405 of Regulation
       C. In this regard, we note that your company has had only nominal operations and minimal assets since inception. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss elsewhere the resale limitations imposed by Rule 144(i) due to your shell company status.
2. Disclose that Reinis Kosins, your officer and director, will sell the shares on behalf of the company shares in reliance on the safe harbor from broker-dealer registration under Rule
       3a4-1 of the Securities Exchange of 1934.
 Reinis Kosins
FirstName LastNameReinis Kosins
Crucial Innovations, Corp.
Comapany2019
March 11, NameCrucial Innovations, Corp.
March 11, 2019 Page 2
Page 2
FirstName LastName
3. Please revise to state, in addition to there being no minimum amount of common stock that must be sold by the company, that the proceeds from the offering will not be placed in escrow but will be immediately available for use by the company. Clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

             has not received enough proceeds from the offering to begin operations; and
             has no market for its shares.

         Also, highlight that your common stock will be an illiquid security without an active trading market.
Risk Factors, page 4

4. Please discuss the risk that, because the company and officer reside in China outside the
         United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts. Use of Proceeds, page 11

5. We note that Reinis Kosins advanced $14,673 to the company for set-up expenses.
         Disclose whether you intend to repay this advance with proceeds from the offering.
6. In addition to the table on page 11, please provide a narrative summary of your expected use of proceeds, including how each level will or will not advance your planned operations. To the extent you provide this detailed disclosure elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure. Employees, page 16

7. You state that you have no employees. However, your website indicates that you have eight tutors working for you. Please revise to clarify if this is the case. Also clarify the nature of the contractual relationship between you and your tutors. Election under 107(b) of the JOBS, page 19

8. You state here that you have elected not to adopt the extended transition period allowed
         Emerging Growth Companies under Section 107(b) of the JOBS Act. This contradicts your statement on page 10 that you have elected to take advantage of the extended transaction period. Please revise to reconcile these disclosures. Plan of Operation, page 20

9. Please revise to clarify and discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the
 Reinis Kosins
FirstName LastNameReinis Kosins
Crucial Innovations, Corp.
Comapany2019
March 11, NameCrucial Innovations, Corp.
March 11, 2019 Page 3
Page 3
FirstName LastName
         source of funds and the expected date of first sales. Explain clearly what steps you have taken to date and which steps remain to be implemented.
10. Please clarify what the "executed service contracts" are that you refer to at the bottom of page 21.
Liquidity and Capital Resources, page 22

11. You state that there is no contract relating to Mr. Reinis Kosins's lending of funds to the company. Please revise to clarify that there is a non-binding agreement filed as an exhibit.
Directors, Executive Officers, Promoters and Control Persons, page 23

12. Please revise the discussion of Reinis Kosins's business experience to disclose his principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which he held such employment. We refer you to Item 401(e) of Regulation S-K.
Available Information, page 26

13. Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only two shareholders, and given the size of your proposed offering, it appears likely you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligation may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Available
         Information" to discuss the inapplicability of the following regulations to Section 15(d)
         reporting companies: the proxy rules under Section 14 of the Exchange Act, the short swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.
General

14. Please provide the information regarding beneficial ownership that is required by Item
         403 of Regulation S-K. We note your statement on page 6 that Mr. Reinis Kosins owns a majority of the company's outstanding stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Reinis Kosins
Crucial Innovations, Corp.
March 11, 2019
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at
(202) 551-
3350 with any other questions.



FirstName LastNameReinis Kosins                            Sincerely,
Comapany NameCrucial Innovations, Corp.
                                                           Division of
Corporation Finance
March 11, 2019 Page 4                                      Office of
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